UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-41884

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 19, 2024, SRIVARU Holding Limited (“Srivaru” or the “Company”) issued a press release announcing its receipt of a letter from the Office of the General Counsel of The Nasdaq Stock Market LLC (“Nasdaq”) on September 18, 2024, notifying the Company of the decision of the Nasdaq Hearing Panel (the “Panel”) to grant the Company’s request for continued listing on Nasdaq for a limited time to pursue its plan to regain compliance with the Nasdaq listing requirements (the “Plan”).

Nasdaq’s determination is subject to the condition that the Company demonstrate compliance with certain requirements for continued listing on Nasdaq by November 14, 2024, at which time the Panel will review the Company’s request for additional time to complete its Plan. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit Number	Description
99.1	Press Release dated September 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: September 19, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director